FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2020 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT
JANUARY – MARCH 2020

4

The financial information related to January-March 2020 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01
CONSOLIDATED RESULTS

Despite the unknown length and depth of the crisis causing significant uncertainty around growth forecasts, as a baseline, we expect the 2020 GDP growth rate to contract to around 6% (IMF) in countries where Telefónica operates, below both the 2019 figure and the 2015-18 average.
Given the extraordinary COVID-19 situation, Telefónica has felt more than ever the need to contribute to society with a range of measures to fight the impacts.
The economic and social activity of the countries where Telefónica operates has changed significantly and very quickly. Personal confinement has become necessary, companies structures have had to adapt quickly, and both the administration and the health systems have been under enormous pressure.
In this context, Telefónica has responded to the society with its infrastructure, providing connectivity and hospital equipment, as well as tablets and SIM cards to the most vulnerable parts of society. In some of its regions it has also shared its big data and cloud capabilities with the health authorities.
Telefónica has worked to guarantee connectivity at a time of maximum demand, in addition to extending its mobile data or access to content free of charge, along with other measures. The Company has prioritised its employees health, with almost all working remotely where possible, and has shortened the period for payments to those suppliers with liquidity problems.
Both Telefónica and the telecommunications sector as a whole have proved to be key in this new and difficult environment, reflecting the strength of the digitalisation and transformation processes undertaken and the over €90bn of investment made since 2012. This significant investment effort enables the Company to operate today the largest fibre to the home network in Europe. In addition, and in financial terms, Telefónica has a solid liquidity position.
Although the effects from COVID-19 change day by day, its impact in the first quarter has been limited. Telefónica experienced both positive and negative effects, with higher pressure on the B2C segment (mobile prepaid, roaming, lower sales in stores) and on B2B (SMEs and Public Administrations, companies from more exposed sectors, commercial activity), but also with increased services demand, particularly around connectivity and content. More specifically, OIBDA has more protection than revenues, thanks to lower commercial costs, lower churn rates, despite the increase in the bad debt rate. In addition, the Company saw some relief in investment levels due to the delay in spectrum auctions - as already confirmed by Spain - due to the portability ban in some markets and the lower network deployment as a result of confinement.
Telefónica Group's access base stood at 342.2m at March (-1% y-o-y excluding T. Centroamérica). Customer value continued to improve, increasing average revenue per access (+0.1% y-o-y organic) and improving churn levels (-0.3 p.p. y-o-y). It is also worth highlighting, i) mobile contract (106.2m; +3% y-o-y excluding T. Centroamérica); ii) M2M (24.7m) +21% y-o-y, with quarterly net additions of 0.9m and iii) UBB (14.4m; +6% y-o-y) accelerated their quarterly net additions to 153k (89k in Q4 19), already accounting for 70% of total fixed broadband accesses (+7 p.p. y-o-y).
In recent years Telefónica has invested heavily in the deployment and transformation of its network in order to provide excellent connectivity in all of its dimensions, capacity, speed, coverage and security.
Making the right technological decisions around architecture, topologies, suppliers, and operating model, has been key in enabler for Telefónica to be able to successfully absorb the record demand for connectivity which has arisen as a result of the confinement measures associated with the pandemic.
In the first week of confinement in Spain there was record traffic growth. Peak hour fixed data traffic grew by 20% vs. the levels prior to the crisis, reaching the total volume of traffic expected by the end of 2020; while fixed voice traffic increased by 70%. As for mobile traffic, data grew by 15% and voice by 70%, mainly with residential customers, with traffic tripling in some areas. The main reason for the growth in data has been a higher consumption of entertainment services (video, social networks ...) as the traffic associated with remote working (office tools, video conferencing ...) has grown but its contribution to the total is lower.
Data transmision via WhatsApp, Webex or Skype has grown by up to 600% (at peak), and as a consequence of remote working, calls on Microsoft Teams have increased by 464% and group sessions by 220%.

The network has supported both the demand from our own customers (14.4m UBB retail customers at the end of March in the Group; +6% y-o-y; 4.4m FTTH accesses in Spain), and wholesale customers, where we have provided greater capacity to avoid incidents in their service.
In particular, Telefónica has been able to absorb this unprecedented growth and securely maintain customer experience without the need to reduce the quality of any service, thanks to the network's redundancy, designed to guarantee service continuity in case of link failures and to absorb occasional traffic peaks.
At the end of March, UBB network reached 129.4m premises passed (56.8m in own network; +10% y-o-y). Investment in fibre is key for the future, with a useful life of more than 30 years, its technological evolution enables much faster speeds (up to 10Gbps to more than 20m premises passed in Spain with 10-GPON) and to optimise 5G deployment.
In addition, having reached a critical mass of customers in fibre, generated revenues and efficiencies from the decommissioning of copper networks. In Spain, almost 500 Central Offices have been shut down, and no residential customers are expected to be on the copper network by 2025. These efficiencies will be very relevant in energy and property use, as well as in maintenance costs.
The simplification of the fixed legacy network, will allow to free up space in the Central Offices, which in turn can be used to house Edge Computing equipment in years to come (fibre takes up ~15% of the copper space in a Central Office).
LTE coverage reached 80% (+2 p.p. y-o-y; 96% in Europe and 75% in Latin America) and it made up 80% of total traffic.
The transformation of the core data network (IP network) reached 55% (+18 p.p. y-o-y).
In-house manufactured customer equipment amounted to 37m, of which 6.8m were HGUs, representing 82% of FTTH customers, and digitised and managed in real time E2E processes reached 77% at the end of March (+11 p.p. y-o-y).
Exchange rate evolution negatively affected the Company's reported results, mainly due to the depreciation of the Brazilian real against the euro, and to a lower extent due to the depreciation of the Chilean Peso against the euro. In this context, foreign currencies reduced the y-o-y change in revenues by 3.2 p.p. and in OIBDA by 3.5 p.p. in the first quarter. At the same time, the negative impact of the depreciation of currencies at OIBDA level (-€151m) decreased significantly in terms of cash flow generation (-€20m).
Revenues (€11366m in January-March) decreased by 5.1% y-o-y in the quarter mainly due to the aforementioned currency effect and changes in the perimeter. In organic terms, revenues decreased by 1.3% y-o-y due to lower service revenues (-1.4% y-o-y organic) while handset sales remained broadly stable (-0.8% y-o-y organic). Revenues of the four core markets increased by 0.1% y-o-y organic.
Revenues coming from broadband connectivity and services beyond connectivity accounted for 65% of total service revenues, +2 p.p. y-o-y driven by the Company's focus on data monetisation and digital services, while voice and access decreased by 1 p.p. to 33% of total service revenue. As a result, digital services revenues amounted to €1,895m in January-March and increased 6.3% y-o-y driven by Cloud and IoT in the B2B segment and by the advance of Video revenues in the B2C segment.
Excluding the negative impact from regulation (-0.3 p.p.), y-o-y organic change in revenues would have been -1.0% y-o-y in Q1.
Other revenues totalled €374m in the first quarter vs. €535m in Q1 19, and included €58m from the sale of radio-links in T. España.
Operating expenses were €7970m in January-March and decreased by 3.3% y-o-y positively affected by currencies performance (-0.4% in organic terms). In the quarter provisions for restructuring costs amounted to €33m, mainly €27m in T. España.
The average staff of January-March 2020 stood at 114,042 employees (-4.8% y-o-y).
Impairments & losses on disposal of assets, €9m in January-March, were associated with the sale of spectrum frequencies in T. Deutschland.
Operating income before depreciation and amortisation (OIBDA) amounted to €3760m in January-March and decreased by 11.8% y-o-y, mainly affected by €189m of capital gains from the sale of assets recorded in January-March 2019, as well as currencies evolution and changes in the perimeter. In organic terms, OIBDA was down 1.7% y-o-y while OIBDA of the four core markets increased by 0.8% y-o-y in the quarter.
Excluding the negative impact of regulation (-0.4 p.p.), OIBDA would have decreased by 1.3% y-o-y organically in Q1.

OIBDA margin stood at 33.1% in January-March and remained stable in organic terms (-0.1 p.p. y-o-y; -2.5 p.p. reported).
Depreciation and amortisation totalled €2669m in the quarter and increased by 2.1% y-o-y (+2.4% organic) mainly due to the accelerated depreciation of certain assets in T. Mexico (-€105m), offset by the positive impact of currencies evolution.
This result in operating income (OI) reaching €1091m in the first quarter (-33.9% y-o-y; -9.2% in organic terms).
Net financial expenses in January-March totalled €428m, similar to those in the same period of 2019 (€411m).
Corporate income tax in the first quarter amounted to €196m, 16.1% less than in the same period of 2019 mainly due to lower results before taxes.
Profit attributable to non-controlling interests in the quarter (€62m) fell 25.0% y-o-y, mainly due to lower profit attributable to minority interests of T. Brazil and T. Centroamérica, partially offset by higher profit attributable to minority interests of T. Deutschland.
The profit attributable to ordinary equity holders of the parent company stood at €406m in January-March (-56.2% y-o-y). In underlying terms, it totalled €619m (-30.1% y-o-y) after excluding restructuring costs (-€24m), losses on sale of assets (-€6m) and other impacts (-€182m).
Basic earnings per share amounted to €0.06 (-62.0% y-o-y) and €0.11 underlying (-32.3% y-o-y).
CapEx in the first quarter totalled €1485m (-4.4% y-o-y). In organic terms, it increased by 1.8% y-o-y as it was impacted by execution phasing, and continued to be focused on accelerating excellent connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) and improving quality and customer experience (implementation of AI in the Company's technology platforms).
OIBDA-CapEx reached €2275m in the quarter and decreased by 16.1% y-o-y (-3.8% organic; +3.2% organic in the four core markets).
OIBDA-CapEx/Revenues stood at 20.0% in January-March (-2.6 p.p. y-o-y; -0.5 p.p. in organic terms and +0.7 p.p. organic in the four core markets).
Working capital consumed €640m in January-March 2020 primarily due to recurrent seasonal effects such as CapEx and personnel payments among others, as well as prepayments related with the AT&T agreement in Mexico and the payment of restructuring costs accrued in 2019, partially offset by the application of Brazilian court rulings and sale of assets. It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to January-March 2019, improved by €71m, mainly due to the sale of assets, partially offset by the aforementioned prepayments derived from the agreement with AT&T in Mexico.
Interest payments (€666m) decreased by 1.0% vs. January-March 2019 mainly due to lower payments related to spectrum commitments in T. Mexico, following the agreement reached with AT&T in 2019, which resulted in a transformation of its operational model. The effective cost of interest payments over the last 12 months stood at 3.37% as of March (3.49% excluding IFRS 16).
Tax payments in the quarter amounted to €173m vs. the positive of €676m in January-March 2019, due to the impact of lower refunds in previous years in Spain, including the €702m extraordinary refund in Q1 19.
Operations with minority shareholders detracted €4m to free cash flow generation in January-March.
Thus, free cash flow before principal payments of lease liabilities reached €790m in the quarter. However, after these payments (€557m), free cash flow totalled €233m in January-March and decreased by €1176m vs. the same period of 2019 affected by the impact of the extraordinary €702m tax refund in Spain in Q1 19, lower funding by means of extending payment terms with suppliers or the factoring firm (€127m), as well as the reduction in OIBDA-CapEx (€435m).
Net financial debt at the end of March (€38,223m) increased by €479m vs. December 2019, mainly driven by the net amortisation of capital instruments of €723m, shareholder remuneration of €351m (including coupon payments of capital instruments), labour-related commitments (€284m) and net financial investments (€4m). In contrast, the factors that decreased debt were free cash flow generation (€233m) and other net factors (€651m; mainly the lower value in euros of net debt in foreign currencies of €789m net of extending payment terms with suppliers or the factoring firm of €80m).

Net financial debt including lease liabilities amounted to €44,754m (vs. €45,123m at December 2019).
In January-March 2020, the financing activity of Telefónica amounted to €2,342m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position and refinancing and extending debt maturities (in an environment of low interest rates). Thus, as of the end of March, the Group has covered debt maturities for the next two years. The average debt life stood at 10.7 years (vs. 10.5 years in December 2019).
The main financing operations of January-March included:
–Telefónica Germany GmbH & Co. OHG signed a second financing tranche with the EIB (€150m with maximum maturity date in 2029).
–Telefónica Europe, B.V., launched its first green issuance of Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities (hybrid bonds), with the subordinated guarantee of Telefónica, S.A., (€500m and subject to a call option exercisable from the 7.25 anniversary of the issuance date) and a tender offer for the purchase of two existing hybrid bond references. Telefónica Europe, B.V. accepted the purchase in an aggregate principal amount of €383m equivalent and exercised the early redemption option with respect to both instruments for a total amount of €112m equivalent. After this last transaction, the average years to call was extended, from 4.0 (December 2019) to 4.7, and the average coupon paid was reduced from 4.40% to 3.74%.
–Telefónica Emisiones launched an issuance of Notes amounting to €1,000m, due on February 2030 and with an annual coupon of 0.664%.
–Colombia Telecomunicaciones, S.A. ESP has obtained long-term bank financing in both USD and local currency through local and international financial institutions for approximately €700m equivalent. Most of these funds were used for the early redemption of the 500m USD hybrid bond with non-call date in March 2020. This deal reduced the coupon paid from 8.5% in dollars to less than 7% in Colombian pesos.
During the quarter, Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring firm where those had been discounted, for a total of €80m equivalent (€207m equivalent in January-March 2019).
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,520m at March.
Undrawn, committed credit lines with different credit institutions amounted for €13,736m as of March (€12,461m maturing in over twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €22,475m.

Definitions:
Organic growth: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.
Underlying growth: Excludes capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts and amortisation charges from purchase price allocation processes).
Note: Organic growth of the four core markets include the aggregated data of T. España, T. Deutschland, T. UK and T. Brasil.

Digital Corporate
(y-o-y organic)

The creation of the new Telefónica Tech unit, which will combine the Cloud, Security and IoT/Big Data businesses for the corporate segment to boost their growth, made further progress in the first quarter with the carve-out process from the operators of these businesses with high potential and contribution to the Group.
The Corporate unit has played a key role during the coronavirus pandemic, collaborating with different agents to guarantee access to communication networks and Tech services. Thus, it has also reinforced the activation of collaborative work tools and training for companies, providing connectivity to 11 temporary hospitals in Spain, resizing Emergency Services, and coordinating together with other large companies for logistical assistance and financing for the purchase of medical resources.
Elsewhere, among the implications of the pandemic it is noticed the need to increase the working form home and remote access to information over the Internet. This means business customers will have to implement more cybersecurity solutions to cope with cyber-attacks and acquire more capacity in order to move capabilities to the Cloud and speed up their digitalisation.
Corporate revenue (€2,253m) was up 0.04% y-o-y in January-March. Advanced Digital Services revenue from Cloud, IoT/Big Data and Security amounted to 462m (+18.7% y-o-y) of total Group revenues, driven by the sustained growth in Corporate (+23.6% y-o-y).
During the quarter, the services portfolio was expanded and large projects were signed, which allowed a further growth in market share. However, once the crisis started, commercial activity was slightly affected by the specific situation of some sectors and by the new restrictions caused by the lockdown. Against the current backdrop, advanced digital services have become even more crucial for business continuity and public services, and reflected in the increased demand for remote management services.
–Cloud revenues totalled €199m in Q1 (+28.0% y-o-y), underpinned by a solid products portfolio which is aligned with the market's needs, and by improved capacities. It is worth highlighting in the quarter, the launch of new professional services in Brazil and the reinforced strategic alliance with Microsoft. The alliance uses Telefónica’s leading infrastructure to provide these services through a new data centre region in Spain, and foster collaboration around Azure Edge and 5G. Since the COVID-19 pandemic, the demand for “Cloud Comms” PBXs, collaboration applications and cloud-based video conferencing has increased as they are essential for business and the working from home.
–IoT & Big Data revenues amounted to €143m (+18.9%) and IoT accesses to 24.7m (+21% y-o-y). During the quarter, the Company defined a value proposition to unify the industry recognised IoT & Big Data capabilities which transform the data captured by IoT solutions into valuable information for our customers. In March, Big Data capabilities and services, were made available to Public Administrations and health institutions to help in containing the spread of the pandemic, using anonymized data and network aggregates that allow characterizing citizens' mobility patterns, safeguarding their privacy at all times.
–Security revenues reached €120m (+5.8%) mainly driven by the good commercial performance specifically in the corporate segment (+22.4%) and in the Banking & Insurance, Public Sector and Energy sectors. Innovation highlights in the quarter were 2 new patents and the new innovation centre in Valencia. New alliances include that signed with Chronicle (Google) and Nozomi Networks (global security services from Telefónica's SoCs). We have also enhanced the level of Partners with Palo Alto and Check Point, and the industry recognition of ElevenPaths (“NextWave Diamond Innovator” and “CloudGuard Specialized Partner”). Cybersecurity gains relevance against the backdrop of COVID-19, and ElevenPaths published a risk guidebook and recommendations for companies.

Digital Consumer
(y-o-y organic)

The Digital Consumer unit enhances the value proposition with new customer relationship models and by transforming sales processes using digital services for a better, faster and easier experience. It has also boost innovation in products and services, with a special focus on the Digital Home, innovation in networks and the relationship with the entrepreneurial ecosystem.
In the exceptional situation of lockdown associated with the pandemic, negative effects were observed on aspects such as roaming, prepaid and activity in stores. These impacts will become more evident in the coming quarters.
Telefónica's leading position in digitalisation has become even more evident in the current context and is reflected in the increased commercial activity and customer service through the digital channel. Thus, after nine consecutive quarters of growth, online commercial operations in the four main operators accelerated in Q1 with a 32% y-o-y growth. Time to market has also shown further improvement thanks to the implementation of the Agile operating model, the increasing use of Big Data, the Fourth Platform and Artificial Intelligence in the customisation of offers.
In Brazil, the digital channel accounted for 20% of sales in the quarter, rising to 25% in FTTH sales (+10 p.p. y-o-y), 80% of which were in the high-value segment. In Germany, the digital channel accounted for 28% of total sales and 40% of handset sales (+4 p.p. y-o-y). In Spain, it accounted for 37% (+13 p.p. y-o-y) and in the UK for 26%, particularly in cross-selling and up-selling operations, 30% of which were carried out via digital channels (+6 p.p. y-o-y).
The development of the offer is structured around connectivity, entertainment and digital solutions. In the quarter, the incorporation of “Disney+” in the United Kingdom and Spain and the unlimited data plans compatible with 5G launched at high-value tariffs in Germany and the United Kingdom stand out.
Demand for accesses and content drove the Group's video revenues (€734m) which were up 0.7% y-o-y in Q1 to 9.7m accesses (8.3m pay TV and 1.4m active OTT accesses), with a sharp rise in OTT accesses (+79% y-o-y). The digital handset renewal programme (Phoenix) and the financing models also helped to drive handset revenues, which grew by 4.3% in main countries (Spain, United Kingdom, Germany and Brazil), although they decreased by 0.8% y-o-y at Group level.
Regarding process optimization, the Fourth Platform improved decision-making efficiency, and the automation program continued to improve customer experience, service quality, and the capture of efficiencies. In Brazil, Aura has been integrated into the call centre and the “cognitive contact centre” has been reinforced by adding new capabilities.
In terms of Innovation, the intrinsic value of Telefónica's unified value proposition is expressed on two fronts. First, Open Innovation, investments in startups with disruptive income-generating proposals and new service experiences. Those related to Cybersecurity, Cloud, Edge Computing, IoT and Big Data businesses stand out. Since 2011, Telefónica has invested €170m in startups, increasing the current portfolio to 426 startups, of which more than 140 are already working with Telefónica and adding value to our clients. This quarter, 6 startups (4 European and 2 in Latin America) have joined, and among them “Transparent business”, a platform for managing remote work teams.
Second, Core Innovation promotes the development of new businesses by taking advantage of Telefónica's assets such as the agreement under the GSMA to collaborate in the Multi-Operator Edge Cloud, and the “Digital Studio” solution, which was created internally and that has been used to produce content in full HD broadcast with minimal post production for Movistar+ during the lockdown period.

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	% Chg

Retail Accesses	331,395.2	325,608.8	324,331.2	322,422.2	319,912.7	(3.5)
Fixed telephony accesses	34,262.8	33,202.5	32,338.2	31,285.4	30,348.6	(11.4)
Broadband	21,586.5	21,449.2	21,262.9	20,837.1	20,518.9	(4.9)
UBB	13,580.5	13,931.1	14,191.8	14,280.9	14,434.2	6.3
FTTH	7,121.7	7,525.4	7,923.7	8,223.5	8,565.7	20.3
Mobile accesses (1)	266,348.2	261,849.4	261,795.1	261,532.9	260,434.6	(2.2)
Prepay	142,120.2	135,992.8	134,224.4	131,787.1	129,550.6	(8.8)
Contract (1)	103,834.0	104,494.0	105,176.0	105,970.7	106,196.4	2.3
M2M	20,394.0	21,362.6	22,394.7	23,775.0	24,687.6	21.1
Pay TV	8,828.0	8,768.5	8,601.7	8,437.1	8,287.4	(6.1)
Wholesale Accesses	21,019.8	20,971.6	21,489.4	21,912.7	22,327.0	6.2
Fixed wholesale accesses	3,895.1	3,859.9	3,851.1	3,822.8	3,793.6	(2.6)
Mobile wholesale accesses (1)	17,124.7	17,111.7	17,638.3	18,089.9	18,533.4	8.2
Total Accesses	352,415.0	346,580.4	345,820.6	344,334.9	342,239.7	(2.9)
Notes:
- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale taking December 19 base as a reference, in order to show a comparable business evolution in both lines.

OWN UBB COVERAGE
Unaudited figures (thousands)	2019				2020

	March	June	September	December	March	% Chg

UBB Premises passed	51,763.1	53,162.4	54,474.3	55,675.6	56,827.0	9.8
FTTH	35,034.8	36,652.4	38,198.8	39,749.9	41,082.9	17.3

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	11,366	11,979	(5.1)	(1.3)
Other revenues	374	535	(30.0)	14.5
Operating expenses	(7,970)	(8,247)	(3.3)	(0.4)
Impairments & losses on disposal of assets	(9)	(3)	176.9	(90.4)
Underlying operating income before D&A (OIBDA)	3,802	4,109	(7.5)
Operating income before D&A (OIBDA)	3,760	4,264	(11.8)	(1.7)
OIBDA Margin	33.1%	35.6%	(2.5 p.p.)	(0.1 p.p.)
Depreciation and amortization	(2,669)	(2,614)	2.1	2.4
Operating income (OI)	1,091	1,650	(33.9)	(9.2)
Share of profit (loss) of investments accounted for by the equity method	1	4	(63.2)
Net financial income (expense)	(428)	(411)	4.1
Profit before taxes	664	1,243	(46.5)
Corporate income tax	(196)	(234)	(16.1)
Profit for the period	468	1,009	(53.6)
Attributable to equity holders of the Parent	406	926	(56.2)
Attributable to non-controlling interests	62	83	(25.0)

Weighted average number of ordinary shares outstanding during the period (millions)	5,132	5,127	0.1
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.06	0.16	(62.0)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.11	0.16	(32.3)
Notes:
- Other revenue includes “internal expenditure capitalized in fixed assets” and “gain on disposal of assets”.
- Operating expenses include "other non recurrent expenses".
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€88m in January-March 2020 and €89m in January-March 2019), by the weighted average number of ordinary shares outstanding during the period.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro.
- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

2020 Ambition (y-o-y organic change)	Jan - Mar 2020
% Chg. Organic

OIBDA-CapEx is to be slightly negative to flat	(3.8)%
Note: 2020 financial guidance is withdrawn. Nevertheless, the company will closely monitor the evolution of our businesses and will manage CapEx and OpEx accordingly to focus on OIBDA-CapEx stability.

Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA
GUIDANCE 2019-2022
2019-2022 Guidance

Revenue growth
+ 2 p.p. (OIBDA-CapEx)/Revenues ratio

Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	March 2020	December 2019	% Chg

Non-current assets	89,440	94,549	(5.4)
Intangible assets	14,545	16,034	(9.3)
Goodwill	23,290	25,403	(8.3)
Property, plant and equipment	29,794	32,228	(7.6)
Rights of Use	6,209	6,939	(10.5)
Investments accounted for by the equity method	440	140	214.5
Financial assets and other non-current assets	8,952	7,123	25.7
Deferred tax assets	6,209	6,682	(7.1)
Current assets	22,513	24,328	(7.5)
Inventories	1,626	1,999	(18.7)
Receivables and other current assets	10,073	10,785	(6.6)
Tax receivables	1,255	1,561	(19.6)
Other current financial assets	3,723	3,123	19.2
Cash and cash equivalents	5,021	6,042	(16.9)
Non-current assets classified as held for sale	815	818	(0.3)

Total Assets = Total Equity and Liabilities	111,953	118,877	(5.8)

Equity	21,474	25,450	(15.6)
Equity attributable to equity holders of the parent and other holders of equity instruments	14,135	17,118	(17.4)
Equity attributable to non-controlling interests	7,339	8,332	(11.9)
Non-current liabilities	61,840	63,236	(2.2)
Non-current financial liabilities	43,588	43,288	0.7
Non-current Lease liabilities	4,771	5,626	(15.2)
Payables and other non-current liabilities	2,834	2,928	(3.2)
Deferred tax liabilities	2,682	2,908	(7.8)
Non-current provisions	7,965	8,486	(6.1)
Current liabilities	28,639	30,191	(5.1)
Current financial liabilities	9,740	9,076	7.3
Current Lease liabilities	1,601	1,600	0.1
Payables and other current liabilities	12,809	14,903	(14.1)
Current tax payables	2,618	2,560	2.3
Current provisions	1,516	1,672	(9.3)
Liabilities associated with non-current assets held for sale	355	380	(6.7)

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
March 2020

Non-current financial liabilities	43,588
Current financial liabilities	9,740
Gross Financial Debt	53,328
Cash and cash equivalents	(5,021)
Current financial assets	(3,717)
Non-current financial assets	(6,573)
Mark-to-market adjustment by cash flow hedging activities related to debt	793
Other current assets and liabilities	(939)
Other non-current assets and liabilities	353
Net Financial Debt	38,223
Lease Liabilities	6,531
Net Financial Debt including Lease liabilities (1)	44,754
Notes:
(1) Includes assets and liabilities defined as net financial debt including Lease liabilities for El Salvador and Costa Rica, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €5,267m, €3,169m included as financial liabilities and €8,436m included as financial assets.

March 2020

Net Financial Debt / OIBDAaL adjusted (1)	2.60x

Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2020	2019	% Chg

Cash received from operations	14,010	14,737
Cash paid from operations	(10,912)	(11,081)
Net payments of interest and other financial expenses net of dividends received	(666)	(673)
Taxes proceeds/(paid)	(173)	676
Net cash flow provided by operating activities	2,259	3,659	(38.3)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(1,749)	(1,990)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	11	416
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	1,074	(565)
Net cash flow used in investing activities	(664)	(2,139)	(69.0)

Dividends paid	(164)	(170)
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(11)	(112)
Operations with other equity holders (1)	(904)	241
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,095	3,671
Cancellation of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(2,586)	(1,906)
Lease Principal Payments	(557)	(499)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(140)	(161)
Net cash used in financing activities	(2,267)	1,064	c.s.

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(349)	80
Net increase (decrease) in cash and cash equivalents during the year	(1,021)	2,664	c.s.

Cash and cash equivalents at the beginning of the period	6,042	5,692
Cash and cash equivalents at the end of the period	5,021	8,356
Notes:
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - March

	2020	2019	% Chg

Net financial debt at beginning of period	37,744	41,074
+ Free Cash Flow including Lease Principal Payments	(233)	(1,409)
+ Hybrids	723	(186)
+ Shareholder remuneration (including hybrid cupons)	351	232
+ Pre-retirement commitments	284	239
+ Net financial investments	4	(139)
+FX & Others	(651)	571
Net financial debt at end of period	38,223	40,381	(5.3)
+ Lease Liabilities	6,531	7,439
Net Financial Debt plus Lease Liabilities at end of period	44,754	47,820

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - March

	2020	2019	% Chg

OIBDA	3,760	4,264	(11.8)
- CapEx accrued during the period	(1,485)	(1,554)
- Non-cash items & Others	(2)	(95)
- Working Capital	(640)	(711)
- Net interest payment	(666)	(673)
- Payment for tax	(173)	676
- Dividends paid to minority shareholders	(4)	—
= Free Cash Flow excluding Lease Principal Payments	790	1,908	(58.6)
- Lease Principal Payments	(557)	(499)
= Free Cash Flow including Lease Principal Payments	233	1,409	(83.4)
Weighted average number of ordinary shares outstanding during the period (millions)	5,132	5,127
= Free Cash Flow per share (euros)	0.05	0.27	(83.5)

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
March 2020

Gross commitments related to employee benefits	6,368
Value of associated Long-term assets	(90)
Tax benefits	(1,642)
Net commitments related to employee benefits (1)	4,636

(1) Includes assets and liabilities defined as Net commitments related to employee benefits for El Salvador and Costa Rica, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Mar 2020	Jan - Mar 2019	March 2020	December 2019

USA (US Dollar)	1.103	1.136	1.095	1.123
United Kingdom (Sterling)	0.861	0.873	0.887	0.851
Argentina (Argentine Peso) (3)	70.621	48.697	70.621	67.259
Brazil (Brazilian Real)	4.887	4.282	5.695	4.526
Chile (Chilean Peso)	885.042	757.983	933.315	840.795
Colombia (Colombian Peso)	3,885.668	3,561.812	4,441.345	3,680.056
Costa Rica (Colon)	633.312	692.521	643.501	647.249
Mexico (Mexican Peso)	21.886	21.819	25.725	21.184
Nicaragua (Cordoba)	37.450	36.943	37.340	37.999
Peru (Peruvian Nuevo Sol)	3.749	3.776	3.765	3.721
Uruguay (Uruguayan Peso)	43.446	37.268	47.111	41.895
Venezuela (3)	167,953.860	69,714.172	167,953.860	76,863.861
(1) Average exchange rate for the period.
(2) Exchange rates as of 31/03/20 and 31/12/19.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	March 2020

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	73%	15%	10%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	March 2020
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	99%	8%	(7%)
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB	A-2	Negative	4/1/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02
TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

In a quarter marked by the COVID-19, T. España's network, the largest and strongest FTTH network in Europe as a result of the investment effort in recent years, has ensured stable and secure communications across society. T. España's responsible response puts the safety of employees and collaborators first, ensures connectivity and supports society. As such, a number of different initiatives have been launched for families: in contract, increase of 50GB per month in contract for two months, unlimited data in high value tariffs, increased TV content for all customers, free “Movistar+ Lite” TV service and extension of promotions during the state of alarm; for businesses: IT solutions, remote cloud access, online service and training; and for suppliers: a reduction in the payment period. In addition, Telefonica budgeted €25m to acquire and bring to Spain 150 tons of sanitary equipment, including ventilators, the most critical equipment.
During the first half of the quarter, the commercial activity was impacted by the end of promotions and tariff repositioning and in March, by the lockdown and initiatives above-mentioned. However, the Company showed a 1.4% y-o-y increase in OIBDA-CapEx in the period.
Total accesses (41.6m) were stable y-o-y, in line with the retail base. Fibre accesses grew by 9% y-o-y (+68k net adds in the quarter), accounting for 73% of total broadband accesses, while mobile contract accesses rose by 3% (+51k net adds), fixed broadband accesses declined by 1% (-38k net adds) and pay TV accesses -2% (-41k net adds). Thus, total fibre accesses (retail + wholesale) reached 6.7m, posting strong growth, +16% y-o-y (wholesale fibre: +33%, 61% of total fibre accesses, +16 p.p. y-o-y) and increasing the network uptake to 29% (+2 p.p. y-o-y) over 23.4m premises passed (+289k in the quarter).
In particular, convergent customers (consumer and SMEs) amounted to 4.8m, stable y-o-y. It is worth highlighting the strong growth in premium speed fibre accesses (+17% y-o-y), as well as those associated with “O2” customers (x4). Quarterly convergent ARPU stood at 91.8€ (-1.1% y-o-y) as a result of the lower data bolt-ons consumption following the increase in contract bundles, the higher O2 weight and the initial effects from COVID-19. The churn rate in the period improved to 1.5% (-0.2 p.p. y-o-y). This ARPU and churn performance has resulted in a y-o-y increase of the average customer value. Consumer converged accesses increased by 1% to 4.9 accesses per customer.
Revenues (€3,078m) decreased by 1.6% y-o-y in the quarter, COVID-19 crisis had an initial impact limited to the sale of handsets and convergent bundles from bars and restaurants. Service revenues decreased by 1.2% y-o-y, mainly driven by retail revenues (-3.4%), as a result of the slowdown in non-convergent communications revenues and lower bolt-ons following the increased in data capacity across converged bundles. Wholesale and other revenues improved by 10.4% y-o-y, driven by fibre and TV. Handset revenues declined by 15.8% y-o-y.
OIBDA (€1,225m) included a €58m capital gain on the sale of radiolinks and a €27m channel restructuring provision mainly (vs €103m capital gains from the sale of future rights and €23m channel restructuring provision in Q1 19). OIBDA decreased by 1.8% y-o-y, mainly as a result of lower revenues, somewhat offset by €51m savings from the redundancy plan in the quarter. OIBDA margin stood at 39.8% (stable y-o-y in organic terms).
CapEx (€344m) was down 9.5% y-o-y in January to March, primarily due to lower wholesale connections and the increase in self-provisioned ones, despite the continued investment in fibre deployment. OIBDA-CapEx amounted to €881m (+1.4% y-o-y).

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	3,078	3,126	(1.6)	(1.6)
Mobile handset revenues	64	76	(15.8)	(15.8)
Revenues ex-mobile handset revenues	3,014	3,050	(1.2)	(1.2)
Retail	2,477	2,564	(3.4)	(3.4)
Wholesale and Other	537	486	10.4	10.4
Operating income before D&A (OIBDA)	1,225	1,355	(9.6)	(1.8)
OIBDA Margin	39.8%	43.4%	(3.6 p.p.)	(0.1 p.p.)
CapEx	344	380	(9.5)	(9.5)
Spectrum	—	—	—	—
OIBDA-CapEx	881	975	(9.7)	1.4

Note:
- OIBDA before management and brand fees.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

Retail Accesses	37,847.8	38,047.1	38,020.7	38,049.5	37,874.0	0.1
Fixed telephony	9,220.7	9,161.4	9,092.5	9,024.1	8,918.6	(3.3)
Broadband	6,068.0	6,072.4	6,078.3	6,023.4	5,985.2	(1.4)
FTTH	4,025.5	4,150.8	4,246.9	4,325.0	4,393.0	9.1
Mobile	18,448.6	18,691.9	18,748.5	18,916.9	18,926.7	2.6
Prepay	1,341.2	1,258.6	1,200.4	1,137.2	1,070.2	(20.2)
Contract	14,753.5	14,946.2	14,991.9	15,158.8	15,209.9	3.1
M2M	2,353.9	2,487.0	2,556.2	2,620.8	2,646.6	12.4
Pay TV	4,094.8	4,106.1	4,088.5	4,073.8	4,032.3	(1.5)
Wholesale Accesses	3,858.4	3,822.5	3,816.1	3,788.2	3,772.4	(2.2)
FTTH	1,719.2	1,863.4	2,014.3	2,154.9	2,292.5	33.3

Total Accesses	41,706.2	41,869.6	41,836.9	41,837.7	41,646.4	(0.1)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	% Chg

UBB Premises passed (FTTH)	21,762.7	22,248.9	22,684.0	23,133.1	23,421.8	7.6

CONSUMER CONVERGENT
Unaudited figures
	2019				2020

	March	June	September	December	March	% Chg org.

Convergent clients (thousands)	4,833.4	4,862.5	4,850.4	4,839.1	4,824.5	(0.2)
Convergent ARPU (EUR) (cumulative YTD)	92.8	92.9	93.2	93.2	91.8	(1.1)
Convergent churn (cumulative YTD)	1.7%	1.6%	1.6%	1.6%	1.5%	(0.2)

Note:
- Convergent include Consumer, SOHO and SMEs clients.

03
TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

Telefónica Deutschland supported employees, customers and the wider society through a variety of COVID-19 related initiatives such as offering complementary app access for a limited time period (e.g. ‘O2 TV’, ‘Kidomi’), partnering with ‘Deutschland gegen Corona’ (‘#allefüralle’) and launching a series of live-streamed O2 concerts (‘#StayOn’). Part of the company’s ‘O2 Office Tower’ in Munich is also used by the crisis management team of the Bavarian Red Cross as temporary headquarters.
Within this environment, Telefónica Deutschland delivered a robust start to the year, maintaining its profitable momentum across all revenue lines despite softer trading trends following the government imposed COVID-19 lockdown also resulting in the nationwide closure of the O2 shops as of mid-March. In a dynamic yet rational market, Telefónica Deutschland continued strong contract momentum of its O2 brand supported by the relaunch of its successful volume-based O2 Free tariff portfolio and the introduction of speed-tiered unlimited tariffs in February; both driving data growth in-line with the company’s ARPU-up strategy. Telefónica Deutschland’s network proofed as very resilient coping well with the COVID-19-driven change in traffic patterns and ensured highly reliable connectivity for customers. The major changes in traffic volumes during the COVID-19 crisis were a strong increase in fixed & mobile voice volumes and higher fixed data traffic while mobile data traffic trends remained broadly unchanged.
Contract mobile registered 188k net additions in Q1 lifting the customer base by +6% y-o-y to 22.7m, mainly driven by the good performance of the O2 Free tariff portfolio and solid partner trading (Q1: 61% of gross additions). Contract churn in O2 consumer postpaid stood at 1.3% in Q1 stable y-o-y as the lower churn entry impact of COVID-19 only started the last week of March. The average data usage by O2 Free customers reached 7 GB per month in Q1. Prepay (19.7m accesses; -3% y-o-y) registered -407k net disconnections reflecting the ongoing prepaid to contract migration trends in the market as well as seasonality. Fixed broadband accesses of 2.2m grew +5% y-o-y with 25k net additions in Q1 on the back of robust VDSL demand (accesses +12% y-o-y to 1.7m).
Revenues (€1,846m) continued the positive momentum and strongly grew by +3.8% y-o-y in Q1 (+0.2% y-o-y in Q4). The growth was mainly supported by tangible ARPU-accretive effects on mobile service revenues from the well-received O2 Free portfolio. Also, the handset business remained strong and fixed revenues showed further improvements.
Mobile business revenues (€1,650m) grew by +3.4% y-o-y in Q1 (-0.1% y-o-y in Q4), driven by positive performance of the own retail business and further easing of legacy base headwinds while trends in the partner business remained solid also as a result of the MBA MVNO dynamics.
Handset revenues (€339m) registered continued strong demand in Q1 and handset revenues were up +7.7% y-o-y. However, demand started to soften from mid-March as a result of the COVID-19 related shop closures.
Fixed revenues (€193m) built on its positive trend in Q1, posting +6.0% y-o-y growth (+2.0% y-o-y in Q4) supported by retail customer base growth on strong VDSL demand.
OIBDA improved to €532m in Q1 and increased by +1.5% y-o-y (-1.2% in Q4). The increase was mainly driven by good traction of the O2 Free portfolio and the flow-through from related mobile service revenues as well as fixed revenues partly offset by higher costs, mainly in supply. OIBDA margin stood at 28.8% in Q1, -0.7 p.p. y-o-y.
CapEx reached €224m in Q1 (-11.1% y-o-y) implying a C/S ratio of 12.1% with annual phasing more back-end loaded. The company remained a clear focus on improving customer experience also reflected in strong network resilience. Even in the tough COVID-19 environment, the 4G/LTE-rollout made steady progress while preparing for a ramp-up of 5G.
It is worth highlighting that OIBDA-CapEx increased 12.9% y-o-y to €308m in January to March 2020.

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	1,846	1,779	3.8	3.8
Mobile Business	1,650	1,596	3.4	3.4
Handset revenues	339	315	7.7	7.7
Fixed Business	193	182	6.0	6.0
Operating income before D&A (OIBDA)	532	522	1.9	1.5
OIBDA Margin	28.8%	29.4%	(0.5 p.p.)	(0.7 p.p.)
CapEx	224	252	(11.1)	(11.1)
Spectrum	—	—	—	—
OIBDA-CapEx	308	270	14.0	12.9
Note:
- OIBDA before management and brand fees.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

Retail Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	1.9
Fixed telephony accesses	2,041.2	2,078.4	2,113.7	2,129.5	2,149.1	5.3
Broadband	2,123.7	2,162.0	2,193.4	2,206.6	2,231.7	5.1
UBB (1)	1,506.6	1,565.7	1,619.1	1,652.0	1,687.7	12.0
Mobile accesses	42,913.2	43,217.6	43,607.3	43,826.8	43,647.1	1.7
Prepay	20,331.8	20,335.1	20,332.5	20,096.2	19,689.4	(3.2)
Contract	21,371.4	21,728.6	22,095.9	22,538.8	22,727.2	6.3
M2M (2)	1,210.0	1,153.9	1,179.0	1,191.8	1,230.4	1.7
Total Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	1.9
(1) UBB accesses refers to VDSL accesses in Germany.
(2) Impacted by the disconnection of 67k inactive M2M accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.9%	2.0%	2.0%	0.1 p.p.
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	2.0%	0.1 p.p.
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.9	10.0	10.0	9.8	0.0
Contract	14.2	14.3	14.3	14.3	13.7	(3.7)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

04
TELEFÓNICA UK
(y-o-y changes in organic terms)

Telefónica UK is taking some important steps to keep customers and communities connected during the COVID-19 crisis. For customers, O2 UK has zero rated over twenty financial guidance, health and emotional support, advice sites in addition to the NHS website, given unlimited domestic minutes to all pay monthly customers and an extra 300 minutes to over a million prepay customers. With working from home becoming the new normal, network capacity has been increased further, to help handle the extra demand, voice calls increased by nearly 60% at peak times. Telefonica UK stands ready to support the UK’s recovery through this crisis, with continued focus on network investment, innovation and delivering for customers across the UK.
Within this context, Telefónica UK posted the 15th consecutive quarter revenue growth year-on-year with a sector leading loyalty at 1.0%, confirming its market leading position in a highly competitive market. During the first quarter there was the exclusive mobile launch of Disney+ and setting the target to become the first net zero carbon emission network in the UK.
Mobile accesses totalled 34.8m (including wholesale) and grew 6% vs. March 2019, remaining the UK’s largest mobile network operator. Contract net additions were 20k driven by continued success of propositions across all segments. Prepay accesses decreased by -237k in Q1, reflecting market trends. M2M accesses grew by 437k driven by IoT contracts. Wholesale accesses continued to grow recording net additions of 60k in Q1.
Revenues posted a steady growth of 1.5% y-o-y to €1,739m in Q1 mainly due to higher value handset revenues and continued growth in SMIP and MVNO revenues.
Mobile Business revenues totalled €1,678m, a growth of 1.3% y-o-y in Q1, with MVNO and handset revenue growth being partially offset by continued declines in other mobile service revenue.
Handset revenues of €428m were up 8.0% y-o-y in Q1 primarily as a result of continued customer demand for high end handsets as COVID-19 only started to have a trading impact on trading towards the end of the quarter with stores closing from 23rd March.
OIBDA totalled €516m in Q1 and turned again positive, +1.1% y-o-y (-7.5% in Q4), mainly driven by revenue growth and a continued focus on cost control. Somewhat offset by initial COVID 19 related costs of €13m. Thus, Q1 OIBDA margin stood at 29.7% (-0.1 p.p. y-o-y).
CapEx increased by 17.8% y-o-y to €221m in Q1 20, primarily as a result of continued investments in network capacity in 4/5G and customer experience with limited COVID-19 impact as the lockdown only started on 23th March. OIBDA-CapEx amounted to €295m in the quarter. OIBDA-CapEx/Revenues improved by 3.7 p.p. q-o-q in January to March.

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	1,739	1,691	2.9	1.5
Mobile Business	1,678	1,636	2.6	1.3
Handset revenues	428	391	9.4	8.0
Fixed Business	61	55	10.9	9.4
Operating income before D&A (OIBDA)	516	504	2.4	1.1
OIBDA Margin	29.7%	29.8%	(0.1 p.p.)	(0.1 p.p.)
CapEx	221	185	19.4	17.8
Spectrum	—	—	—	—
OIBDA-CapEx	295	319	(7.4)	(8.6)

Note:
- OIBDA before management and brand fees.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

Retail Accesses	24,793.7	25,113.6	25,731.5	26,145.5	26,368.0	6.3
Fixed telephony accesses	309.3	310.9	312.2	313.3	315.8	2.1
Broadband	28.4	28.5	28.7	28.9	29.0	2.0
Mobile accesses (1)	24,456.0	24,774.1	25,390.5	25,803.3	26,023.2	6.4
Prepay	8,534.6	8,482.6	8,625.1	8,436.1	8,199.6	(3.9)
Contract (1)	12,136.1	12,142.4	12,164.1	12,248.5	12,268.3	1.1
M2M	3,785.2	4,149.1	4,601.3	5,118.7	5,555.3	46.8
Wholesale Accesses (1)	8,290.3	8,487.7	8,697.2	8,714.7	8,774.2	5.8
Total accesses (2)	33,084.0	33,601.3	34,428.7	34,860.2	35,142.2	6.2
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale (December 19 base as a reference), in order to show a comparable business evolution in both lines.
(2) Impacted by the disconnection of 150k inactive accesses in Q4 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.7%	2.0%	1.8%	(0.1 p.p.)
Contract	1.0%	0.9%	1.0%	1.1%	1.0%	0.0 p.p.
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	1.8%	(0.1 p.p.)
Contract	1.0%	1.0%	1.0%	1.0%	1.0%	0.0 p.p.
Mobile ARPU (EUR) (cumulative YTD)	15.0	15.0	14.9	14.8	13.8	(9.2)
Contract	24.8	24.9	24.8	24.9	23.7	(5.6)
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

05
TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

As a consequence of the COVID-19 situation, and aiming to ensure connectivity for its customers, Telefónica Brasil has offered higher data allowance for free to its mobile customers, opened more than 100 TV channels and allowed free access to the Coronavirus app, in addition to other measures.
In recent weeks, despite the remarkable increase in traffic, Vivo's network has maintained an excellent performance. This is a result of the investments made in recent years, that have made possible a progressive network transformation towards fibre and 4.5G, together with progress made in the digitalisation and simplification of processes. Despite the initial COVID-19 impact, mainly reflected in Q1 in the form of drop in handset sales (virtually no impact at OIBDA level), the Company continued to show solid growth in OIBDA-CapEx to reach €613m, +7.1% y-o-y despite the on-going high level of CapEx.
This solid performance was achieved thanks to the high proportion of value accesses, which translate into a more stable revenue base (prepay only accounts for approximately 10% of total revenues), and which coupled with the continuous efforts made in costs reduction in last years, allows for progressive OIBDA margin expansion (+2.0 p.p. y-o-y to 42.9%).
In the social context of COVID-19, Telecommunications are perceived as an essential service and customers value network quality even more, leading to a growing demand for high quality connectivity services. These factors reassure the company's strategy of transformation towards fibre, recently boosted through the implementation of alternative deployment models (agreement with American Tower in the state of Minas Gerais and the franchising model that has already begun to be developed in the state of Goiás).
In the mobile business, it is worth highlighting the solid growth in contract accesses (+3% y-o-y) after registering 235k new accesses in Q1 thanks to the continuous improvement of the value proposition while keeping churn at low levels (1.5%, -0.3 p.p. y-o-y, -0.2 p.p. compared to Q4).
In the fixed business, FTTH premises passed rose to 11.7m (2.7m passed in the last 12 months), reaching 2.7m of connected accesses (+30% y-o-y; 23% take-up). The strategic decision in October 2019 to cancel the sales of DTH-based services boosted IPTV accesses, which were up 22% y-o-y. This focus on value translates into y-o-y growth in ARPU (+11.0% and +6.6% in broadband and Pay TV, respectively).
Operating revenues (€2,215m) in Q1 fell y-o-y (-1.4%) mainly due to the reduction in DTH revenues (-38.7%), fixed voice (-18.9%) and, to a lesser extent, in handset sales (-2.9%). On the contrary, it is worth highlighting the return to growth in prepaid (+1.5%) and the strong growth in both FTTH revenues (+43.3%) and IPTV (+29.3%). The sequential slowdown in operating revenues is mainly due to the different timing in updating mobile tariffs.
OIBDA totalled €951m in the quarter, +3.4% y-o-y thanks to the growth in revenues associated with new technologies and the progressive achievement of efficiencies, that allow operating expenses to be reduced by 2.1%.
CapEx for January-March amounted to €337m (-2.8% y-o-y) and was mainly allocated for FTTH deployment (22 new cities deployed over the last twelve months) and for the expansion of 4G network to 1,998 cities (89% of the population covered; +1 p.p. y-o-y).

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	2,215	2,563	(13.6)	(1.4)
Mobile Business	1,447	1,654	(12.5)	(0.1)
Handset revenues	119	140	—	—
Fixed Business	768	909	(15.5)	(3.6)
Operating income before D&A (OIBDA)	951	1,050	(9.4)	3.4
OIBDA Margin	42.9%	40.9%	2.0 p.p.	2.0 p.p.
CapEx	337	396	(14.9)	(2.8)
Spectrum	—	—	—	—
OIBDA-CapEx	613	654	(6.1)	7.1

Notes:
- OIBDA before management and brand fees.

ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

Final Clients Accesses	95,091.7	94,458.3	93,815.0	93,718.9	93,173.2	(2.0)
Fixed telephony accesses	12,557.9	11,891.0	11,384.9	10,817.0	10,309.0	(17.9)
Broadband	7,414.4	7,297.1	7,150.8	6,938.9	6,772.6	(8.7)
UBB	5,031.5	5,041.1	5,055.4	5,022.8	5,026.7	(0.1)
FTTH	2,034.5	2,170.3	2,332.3	2,477.4	2,652.3	30.4
Mobile accesses	73,519.1	73,735.3	73,824.4	74,573.1	74,740.7	1.7
Prepay	32,506.2	32,030.2	31,533.9	31,408.0	31,023.8	(4.6)
Contract	32,338.3	32,589.3	32,820.7	33,075.3	33,310.3	3.0
M2M	8,674.5	9,115.8	9,469.8	10,089.8	10,406.6	20.0
Pay TV	1,521.5	1,460.2	1,382.7	1,319.7	1,282.9	(15.7)
IPTV	617.2	647.7	680.8	714.5	753.3	22.0
Total Accesses	95,106.4	94,472.8	93,828.7	93,732.3	93,173.3	(2.0)

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

UUII UBB	20,006.4	20,342.9	20,696.6	21,119.9	21,677.8	8.4
FTTH	8,980.1	9,527.7	10,176.9	10,950.2	11,689.7	30.2

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	3.2%	3.4%	3.4%	3.3%	3.1%	(0.1 p.p.)
Contract	1.7%	2.0%	1.9%	1.7%	1.5%	(0.3 p.p.)
Mobile churn (cumulative YTD)	3.2%	3.3%	3.3%	3.3%	3.1%	(0.1 p.p.)
Contract	1.7%	1.9%	1.9%	1.7%	1.5%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	6.7	6.5	6.5	6.4	5.7	(4.4)
Contract	12.2	11.8	11.7	11.6	10.2	(2.7)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

06
TELEFÓNICA INFRA
(y-o-y changes in organic terms)

From the first quarter of 2020, Telefónica Infra is a segment of the Telefónica Group acting as a portfolio manager owing stakes in infrastructure alongside financial investors. T. Infra’s consolidation perimeter already includes Telxius as its first asset.
T. Infra's objectives include crystallising the value of Telefónica's infrastructure assets and capabilities, improving Telefónica's business units’ competitive position and capturing future value upside through the stakes held in infrastructure vehicles.
T. Infra will focus on value creation through 3 key levers: i) optimising existing infrastructure assets through dedicated management and increased focus, ii) selectively monetising infrastructure assets, and iii) partnering with leading financial investors to co-invest in growth opportunities (flexible partnership structures and business models)
T. Infra is in a position to capture opportunities in the telecom infrastructure landscape given its proven track record in setting-up and operating Telxius, its access to Telefónica's infrastructure assets and its expertise in deploying and managing infrastructure assets.
In the context of the COVID-19 crisis, the Telxius business model continues to have a high level of stability, with considerable visibility on its revenue evolution. In the cable segment there has been a significant growth in traffic during March, exceeding 15Tbps (+64.5% compared to the same period of the previous year), which was managed by maintaining the usual high-quality level of service. The impact of COVID-19 in the quarter has not been material and we do not anticipate significant impacts in the near future, other than possible delays in the construction of new sites, delays in the installation of new customers (co-locations adds), and possible delays in providing connection for new services (due to obtaining permits or other administrative processes).
In the quarter, Telxius maintained its tower business positive evolution (+21% vs. March 2019, doubling its size in Brazil and consolidating itself as an industry leader) and in cable, although the exceptional capacity sale in Q1 19 affected y-o-y comparison.
The Company acquired 1,909 towers in Brazil in February 2020, doubling Telxius's size in the country, reaching 3,912 sites and establishing a solid platform to capture growth in the Brazilian market. In addition, in the first quarter 74 sites were also added to the tower portfolio (56 BTS and 18 acquired in Peru) reaching 20,331 towers as of March (+21.4% y-o-y), with a tenancy ratio of 1.34x (1.36x excluding acquisitions in the quarter).
The cable business continued its commercial momentum, especially in MAREA, and agreements were renewed with relevant carriers in Latin America. After the collaboration announcement with América Móvil in Q2 19 in the Latin American Pacific, in March 2020 Telxius formally joined the agreement to build communication services, enabling significant savings.
Revenues in Q1 20 totalled €207m, up 5.8% y-o-y excluding the exceptional sale in cable in Q1 19 (-6.1% without excluding this sale; +6.8% in Q4 19). Tower business (€92m) accelerated its revenue growth trend to 11.5% y-o-y, and the cable business (€114m) grew by 1.5% excluding the exceptional sale in Q1 19 (-17.1% including the sale).
OIBDA in January-March totalled €135m an increase of 11.7% y-o-y excluding the exceptional sale in Q1 19 (+4.4% including the sale). Quarterly OIBDA margin stood at 65.4%, improving by 6.6 p.p. y-o-y.
CapEx excluding inorganic acquisitions reached €22m (€9m in Q1 19) and is impacted by the initial recognition of the Pacific cable construction. In addition, Telxius registered tower acquisitions in Brazil and Peru, amounting to €133m.
Thus, OIBDA-CapEx in January-March amounted to €113m excluding the acquisition of towers, +1.0% vs, the same period in 2019, excluding the exceptional sale of capacity above mentioned. Excluding the investment in the Pacific cable construction, it would have grown by +10.8%.

TELEFONICA INFRA (Telxius)
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Var

	2020	2019	Reported	Organic	Ex capacity sale (2)

Revenues	207	219	(5.7)	(6.1)	5.8
Operating income before D&A (OIBDA)	135	129	4.7	4.4	11.7
OIBDA Margin	65.4%	58.8%	6.5 p.p.	6.6 p.p.
CapEx	155	9	n.s.	n.s.
CapEx ex inorganic operations (1)	22	9	140.4	140.2
OIBDA-CapEx	(20)	120	c.s.	c.s.
OIBDA-CapEx ex inorganic operations (1)	113	120	(5.8)	(6.1)	1.0

Notes:
- OIBDA before management and brand fees.
- Telxius Argentina contribution to organic growth is excluded.
(1) CapEx and OIBDA-CapEx ex inorganic operations, exclude the M&A operations in the quarter (towers acquisition in Brazil and Peru in Q1 20).
(2) Ex capacity sale y-o-y change, expressed in organic terms, exclude the exceptional capacity sale in Cable (MAREA) in Q1 19.

KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	% Chg

Towers (#)	16,754	17,550	18,130	18,348	20,331	21.4
Tenants (#)	22,924	23,889	24,556	24,911	27,181	18.6
Tenants (non anchor) (#)	6,170	6,339	6,426	6,563	6,850	11.0
Tenancy ratio (%)	1,37x	1,36x	1,35x	1,36x	1.34x	(0.02)x

Notes:
- Non anchor tenants refer to other tenants than anchor.

07
TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

In response to COVID-19's social and economic impacts, Telefónica has provided special benefits to enhance customers' connectivity, some examples include, additional data allowances, free access for certain applications and websites, or the opening of additional TV channels, among other measures.
COVID-19's impact has started to be reflected on Hispam's operations since mid March, mainly affecting handset sales and prepaid revenues. Nonetheless, the increasing penetration of contract accesses (31% of total revenues), drives more stable and predictable operational revenues. This, along with digitalisation, continuous FTTH deployment leading to a higher quality network and ongoing cost savings and simplification efforts, helps the company to face the current scenario from a position of relative strength.
With Telefónica's new strategy announced in November 2019, Hispam's operations were combined in a segment. Revenues and OIBDA growth trends are broadly similar to the last quarter in comparable terms (excluding the contributions from Argentina, which from this quarter on were excluded from the organic growth, and the capital gains from tower sales).
During the first quarter, the Company has kept its strategic focus on the growth of higher profitable accesses, mainly in contract and fibre, as well as asset value accretion. In this context, it is worth highlighting that Mexico posted positive y-o-y growth in OIBDA, as a result mainly from its operational model transformation following the deal with AT&T.
In the mobile business, contract accesses decreased 1%, impacted mainly by Argentina, although Mexico and Colombia performances were especially noteworthy, with growth in contract accesses thanks to the differential and valuable offerings, including Movistar Play, which has already reached 1.4m active users. This performance was achieved despite a more aggressive commercial environment in the region (mainly in Chile, Peru and Colombia) and the initial impacts from COVID-19, which will be more relevant in the second quarter of the year.
In the fixed business, the Company's transformation process towards fibre continued to progress, supported by co-investment deals in some countries, including Chile, Argentina and Colombia, with American Tower Company and Andean Tower Partners.
Additionally, the Company continued to improve its commercial plans and upgrading the services offered (in Colombia Netflix was incorporated to the high value bundles this quarter) and the speeds delivered to customers (Chile started to offered up to 900 Mbps this quarter). As a result, UBB accesses rose to 3.3m with 28% uptake, following the acceleration in the network deployment (11.7m premises passed, +1.7m in the last 12 months), with Chile posting a record commercial performance in the quarter. Fibre deployment enabled the acceleration in Pay TV through IPTV, improving resource allocation profitability and deprioritising DTH (with a negative impact in the short term in both accesses and revenues).
Revenues totalled €2,204m and fell 4.8% y-o-y mainly as a result of lower handset sales (-14.7%, due to the initial COVID-19 impact) and on lower service revenues, primarily in mobile, which was affected by a decrease in market prices in Chile and Peru. These effects are partially offset by a strong growth in FTTH/cable revenues (+23.2%).
OIBDA (€502m) decreased 10.6% y-o-y as a consequence of the decline in revenues and partially compensated by the savings achieved in the quarter. OIBDA margin stood at 22.8% (-1.6 p.p. y-o-y).
CapEx in the first quarter rose to 325M€ an increase of 19.7% y-o-y as a result of the deployment of 4G and UBB networks. CapEx represented 15% over sales (+3 p.p. y-o-y). OIBDA-CapEx totalled €176m (-37.1% y-o-y).
In Chile, it is worth highlighting the strong growth in fibre accesses (quarterly net adds achieved a new historical high). Operational revenues (-8.4% y-o-y) and OIBDA (-17.5% y-o-y) were affected by tariff reduction in the market and a strong competitive environment.
In Perú, commercial activity was focused in the higher value accesses and in the convergent Movistar Play offering. Operational revenues (-9.6% y-o-y) and OIBDA (-17.8%) continued to be significantly impacted by high competitive intensity, partially offset by continued efficiency gains (digitalisation and simplification).

In Colombia commercial activity continued to post positive performance, with y-o-y growth in fixed broad band, pay TV, and contact mobile. Operational revenues (+1.0% y-o-y) increased primarily due to mobile revenues positive performance.
In México, OIBDA (+47.7% y-o-y) returned to positive growth, starting to reflect the savings from the deal with AT&T (more efficient resource allocation).
Argentina, revenues increased by 42.0% y-o-y in local currency (increase in value and tariffs update). OIBDA remained stable (+0.9% y-o-y in local currency) in a highly competitive environment, reflecting the inflation update in operating expenses, mainly personnel and external services.

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	2,204	2,407	(8.4)	(4.8)
Mobile Business	1,406	1,555	(9.6)	(5.3)
Handset revenues	295	342	(13.8)	(14.7)
Fixed Business	764	812	(5.9)	(0.6)
Operating income before D&A (OIBDA)	502	637	(21.2)	(10.6)
OIBDA Margin	22.8%	26.5%	(3.7 p.p.)	(1.6 p.p.)
CapEx	325	297	9.5	19.7
Spectrum	—	—	—	—
OIBDA-CapEx	176	340	(48.1)	(37.1)

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - March		% Chg

	2020	2019	Reported	Organic

Revenues	2,204	2,407	(8.4)	(4.8)
Telefónica Argentina	532	543	(2.1)	—
Telefónica Chile	391	498	(21.6)	(8.4)
Telefónica Perú	472	518	(8.9)	(9.6)
Telefónica Colombia	333	359	(7.4)	1.0
Telefónica México	290	296	(2.0)	(1.7)
Others & eliminations	187	192	(2.5)	(11.2)

Handset revenues	295	342	(13.8)	(14.7)
Telefónica Argentina	64	48	34.5	—
Telefónica Chile	62	79	(21.1)	(7.8)
Telefónica Perú	53	81	(34.9)	(35.4)
Telefónica Colombia	32	35	(9.7)	(1.5)
Telefónica México	69	73	(5.6)	(5.3)
Others & eliminations	14	25	(43.9)	(42.6)

OIBDA	502	637	(21.2)	(10.6)
Telefónica Argentina	101	145	(30.4)	—
Telefónica Chile	119	169	(29.3)	(17.5)
Telefónica Perú	89	107	(17.2)	(17.8)
Telefónica Colombia	98	131	(25.5)	(18.7)
Telefónica México	33	22	47.3	47.7
Others & eliminations	62	63	(0.5)	(7.8)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	% Chg

Retail Accesses	115,606.0	113,542.7	113,353.6	110,670.3	108,739.0	(5.9)
Fixed telephony accesses	9,850.3	9,542.5	9,236.2	8,804.2	8,461.8	(14.1)
Broadband	5,861.1	5,806.7	5,733.4	5,564.7	5,428.5	(7.4)
UBB	2,975.2	3,136.4	3,235.9	3,249.6	3,298.3	10.9
FTTH (1)	2,348.8	2,579.8	2,770.7	2,829.6	2,916.2	24.2
Mobile accesses	96,568.3	94,868.8	95,133.3	93,137.8	91,759.4	(5.0)
Prepay	71,059.2	69,214.2	69,222.7	67,286.2	66,156.9	(6.9)
Contract (2)	22,179.8	22,277.7	22,412.2	22,243.7	21,909.8	(1.2)
M2M	3,329.2	3,376.9	3,498.3	3,607.9	3,692.6	10.9
Pay TV	3,181.1	3,178.6	3,103.4	3,015.2	2,943.2	(7.5)
IPTV (1)	152.7	205.4	277.6	335.6	385.8	152.7

Total Accesses	115,627.9	113,565.5	113,374.9	110,691.5	108,760.1	(5.9)
Notes:
(1) Includes Peru's cable accesses.
(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in Q1 19.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2019				2020

	March	June	September	December	March	% Chg

UBB Premises passed	10,015.6	10,571.0	11,093.7	11,422.6	11,727.5	17.1
FTTH (1)	7,277.3	7,832.6	8,355.4	8,684.3	8,989.1	23.5

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	% Var

Mobile churn (quarterly)	4.2%	4.3%	3.4%	4.1%	3.4%	(0.7 p.p.)
Contract	2.7%	2.5%	2.6%	2.8%	2.7%	(0.0 p.p.)
Mobile churn (cumulative YTD)	4.2%	4.2%	4.0%	4.0%	3.4%	(0.7 p.p.)
Contract	2.7%	2.6%	2.6%	2.6%	2.7%	(0.0 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.0	3.9	3.9
Contract	11.7	12.0	12.2	12.2	10.9	(0.3)

Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

08
ADDENDA
Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA	100.0	OTHER STAKES
		China Unicom	0.6
TELEFÓNICA UK	100.0	BBVA	0.7
		Prisa (1)	9.4
TELEFÓNICA DEUTSCHLAND	69.2
		(1) As of 20 February 2018, stake communicated to CNMV.
TELEFÓNICA BRASIL	73.7

TELEFÓNICA INFRA
Telxius Telecom	50.0

TELEFÓNICA HISPAM
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Chile	99.1
Telefónica del Perú	98.9
Telefónica Colombia	67.5

Changes to the Perimeter

During the January-March 2020 period, the following changes have been made to the consolidation perimeter:
–On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica's subsidiary, Telefónica de Contenidos, S.A.U., 100% of which is directly owned by Telefónica, acquired 50% of the shares in Prosegur Alarmas España, S.L. from Prosegur Compañía de Seguridad, S.A.
–On March 31, 2020, Latin America Cellular Holdings, S.L. (LACH) acquired through the Lima Stock Exchange 11,455,712 shares from the minority shareholders of Telefónica del Perú, S.A.A., increasing LACH's stake to 98.9%.

Alternative performance measures

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2019 and 2020 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/. OIBDA is also defined on consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the OIBDA-CapEx margin measure, which is the result of dividing OIBDA-CapEx by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of March 2020 can be found on page 16 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/. Net financial debt is also defined in the consolidated financial statements of the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/. Free cash flow is also defined in the consolidated financial statements of the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
Year-on-year changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2020/2019 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2019. Nevertheless, the reported growth of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, excludes write-offs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and non-recurrent material impacts.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result. Likewise, due to the adoption of IFRS 16 in 2019, it has been considered appropriate to present the underlying result in accordance with current accounting standards (previously presented excluding the impact of IFRS 16). As in the case of the measures “Net financial debt plus leases” and “Free cash flow excluding principal lease payments” explained above, this measure cannot be presented comparatively with periods prior to 2019. However, the Company provides quarterly data from 2019.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.

–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Excludes write-downs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and material non-recurrent impacts.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/145816197/rdos20t1-data.zip/.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations regarding that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other unexpected circumstances.
This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 37 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for the year 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 19, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations
Distrito Telefónica - Ronda de la Comunicación, s/n
28050 Madrid (Spain)
Telephone: +34 91 482 87 00
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
ir@telefonica.com
telefonica.com/en/web/shareholders-investors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 07, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.